

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Judy Matthews
Chief Financial Officer
Iterum Therapeutics plc
Block 2 Floor 3, Harcourt Centre
Harcourt Street
Dublin 2
Ireland

 Re: Iterum Therapeutics plc
 Registration Statement on Form S-1
 Filed August 13, 2020
 File No. 333-245661

Dear Ms. Matthews:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Margaret Schwartz at 202-551-7153 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences